January 2011 Pricing Sheet dated January 25, 2011 relating to Preliminary Pricing Supplement No. 635 dated January 10, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Contingent Income Auto-Callable Securities due January 31, 2012
Based on the Performance of the S&P GSCITM Brent Crude Index – Excess Return
PRICING TERMS – JANUARY 25, 2011
Issuer:	Morgan Stanley
Underlying commodity index:	S&P GSCITM Brent Crude Index – Excess Return
Aggregate principal amount:	$3,321,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	January 25, 2011
Original issue date:	January 28, 2011 (3 business days after the pricing date)
Maturity date:	January 31, 2012
Early redemption:
If, on any of the first three determination dates, the determination index value is greater than the initial index value, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination index value:	The index closing value on any determination date other than the final determination date
Contingent quarterly payment:
•      If on any determination date, the determination index value or the final index value, as applicable, is greater than the downside threshold level, we will pay a contingent quarterly payment of $25.00 (2.50% of the stated principal amount) per security on the related contingent payment date.

•      If on any determination date, the determination index value or the final index value, as applicable, is less than or equal to the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	April 26, 2011, July 26, 2011, October 26, 2011 and January 26, 2012. We also refer to January 26, 2012 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final index value is greater than the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final index value is less than or equal to the downside threshold level:	(i) the stated principal amount times (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value
Downside threshold level:	599.85252, which is equal to 90% of the initial index value
Initial index value:	666.5028
Final index value:	The index closing value on the final determination date
Index closing value:	On any day, the official settlement price of the underlying commodity index, as published by the index publisher or its successor on such day.
CUSIP / ISIN:	617482QP2 / US617482QP27
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$1,000	$15	$985
Total	$3,321,000	$49,815	$3,271,185
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $15.00 for security they sell.  For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and  “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated January 10, 2011

Prospectus Supplement dated December 23, 2008             Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.